UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the underwriting agreement, dated January 13, 2015, by and between Aegean Marine Petroleum Network Inc. (the "Company") and Jefferies LLC, as representative of the underwriters listed on Schedule A thereto.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-189813) that was filed with the U.S. Securities and Exchange Commission, effective August 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: January 16, 2015	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

$42,000,000
Aegean Marine Petroleum Network Inc.
4.00% Convertible Senior Notes due 2018

UNDERWRITING AGREEMENT
January 13, 2015
JEFFERIES LLC
520 Madison Avenue
 New York, New York 10022
Ladies and Gentlemen:
Introductory.  Aegean Marine Petroleum Network Inc., a corporation existing under the laws of the Republic of the Marshall Islands (the "Company"), proposes to issue and sell to the several underwriters named in Schedule A (the "Underwriters") an aggregate principal amount of $42,000,000 of 4.00% Convertible Senior Notes due 2018 (the "Initial Securities"). The Initial Securities will be issued pursuant to an indenture (the "Base Indenture") dated as of October 23, 2013 between the Company and Deutsche Bank Trust Company Americas, as trustee (the "Trustee"), as supplemented by a supplemental indenture dated as of October 23, 2013 between the Company and the Trustee (the "Supplemental Indenture" and together with the Base Indenture, the "Indenture"). In addition, the Company has granted to the Underwriters an option to purchase up to an additional $6,300,000 aggregate principal amount of its 4.00% Convertible Senior Notes due 2018 as provided in Section 2 (the "Option Securities" and together with the Initial Securities, the "Securities"). The Securities will be convertible into shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company (such shares, the "Conversion Shares") on the terms, and subject to the conditions, set forth in the Indenture. Jefferies LLC ("Jefferies") has agreed to act as representative of the several Underwriters (in such capacity, the "Representative") in connection with the offering and sale of the Securities. To the extent there are no additional underwriters listed on Schedule A, the term "Representative" as used herein shall mean you, as Underwriter, and the term "Underwriters" shall mean either the singular or the plural, as the context requires.
The Securities will be a part of the same series of notes as the $86,250,000 principal amount of 4.00% Convertible Senior Notes due 2018 previously offered and issued on October 23, 2013.
The Company has prepared and filed with the Securities and Exchange Commission (the "Commission") a shelf registration statement on Form F-3, File No. 333‑189813 covering the registration of the sale of the Securities, including a base prospectus (the "Base Prospectus") to be used in connection with the public offering and sale of the Securities. Such registration statement, as amended, including the financial statements, exhibits and schedules thereto, in the form in which it became effective under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the "Securities Act"), including all documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the time of effectiveness pursuant to Rule 430A or 430B under the Securities Act, is called the "Registration Statement." Any registration statement filed by the Company pursuant to Rule 462(b) under the Securities Act in connection with the offer and sale of the Securities is called the "Rule 462(b) Registration Statement," and from and after the date and time of filing of any such Rule 462(b) Registration Statement the term "Registration Statement" shall include the Rule 462(b) Registration Statement. The preliminary prospectus supplement dated January 12, 2015 describing the Securities and the offering thereof (the "Preliminary Prospectus Supplement"), together with the Base Prospectus, is called the "Preliminary Prospectus," and the Preliminary Prospectus and any other prospectus supplement to the Base Prospectus in preliminary form that describes the Securities and the offering thereof and is used prior to the filing of the Prospectus (as defined below), together with the Base Prospectus, is called a "preliminary prospectus." As used herein, the term "Prospectus" shall mean the final prospectus supplement to the Base Prospectus that describes the Securities and the offering thereof (the "Final Prospectus Supplement"), together with the Base Prospectus, in the form first used by the Underwriters to confirm sales of the Securities or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act. References herein to the Preliminary Prospectus, any preliminary prospectus and the Prospectus shall refer to both the prospectus supplement and the Base Prospectus components of such prospectus. As used herein, "Applicable Time" is 9:17 a.m. (New York City time) on January 13, 2015. As used herein, "free writing prospectus" has the meaning set forth in Rule 405 under the Securities Act, and "Time of Sale Prospectus" means the Preliminary Prospectus, as amended or supplemented immediately prior to the Applicable Time, together with the free writing prospectuses, if any, identified in Schedule B hereto. As used herein, "Road Show" means a "road show" (as defined in Rule 433 under the Securities Act) relating to the offering of the Securities contemplated hereby that is a "written communication" (as defined in Rule 405 under the Securities Act). As used herein, "Marketing Materials" means any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Securities, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically).

All references in this Agreement to the Registration Statement, the Preliminary Prospectus, any preliminary prospectus, the Base Prospectus and the Prospectus shall include the documents incorporated or deemed to be incorporated by reference therein. All references in this Agreement to financial statements and schedules and other information which are "contained," "included" or "stated" in, or "part of" the Registration Statement, the Rule 462(b) Registration Statement, the Preliminary Prospectus, any preliminary prospectus, the Base Prospectus, the Time of Sale Prospectus or the Prospectus, and all other references of like import, shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the Rule 462(b) Registration Statement, the Preliminary Prospectus, any preliminary prospectus, the Base Prospectus, the Time of Sale Prospectus or the Prospectus, as the case may be. All references in this Agreement to amendments or supplements to the Registration Statement, the Preliminary Prospectus, any preliminary prospectus, the Base Prospectus, the Time of Sale Prospectus or the Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act") that is or is deemed to be incorporated by reference in the Registration Statement, the Preliminary Prospectus, any preliminary prospectus, the Base Prospectus, or the Prospectus, as the case may be. All references in this Agreement to (i) the Registration Statement, the Preliminary Prospectus, any preliminary prospectus, the Base Prospectus or the Prospectus, any amendments or supplements to any of the foregoing, or any free writing prospectus, shall include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") and (ii) the Prospectus shall be deemed to include any "electronic Prospectus" provided for use in connection with the offering of the Securities as contemplated by Section 3(m) of this Agreement.
The Company hereby confirms its agreements with the Underwriters as follows:
Section 1.                        Representations and Warranties of the Company.
Representations and Warranties of the Company.  The Company hereby represents, warrants and covenants to each Underwriter, as of the date of this Agreement, and as of the First Closing Date (as hereinafter defined) and as of each Option Closing Date (as hereinafter defined), if any, as follows:
(a)            Compliance with Registration Requirements.  The Registration Statement has become effective under the Securities Act. The Company has complied, to the Commission's satisfaction, with all requests of the Commission for additional or supplemental information, if any. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. At the time the Company's Annual Report on Form 20-F for the year ended December 31, 2012 (the "Annual Report") was filed with the Commission, or, if later, at the time the Registration Statement was originally filed with the Commission, the Company met the then-applicable requirements for use of Form F-3 under the Securities Act. The Company is a "foreign private issuer" within the meaning of Rule 405 under the Act. The Company meets the requirements for use of Form F-3 under the Securities Act specified in the Financial Industry Regulatory Authority, Inc. ("FINRA") Conduct Rule 5110(B)(7)(C)(i). The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus, at the time they were or hereafter are filed with the Commission, or became effective under the Exchange Act, as the case may be, complied and will comply in all material respects with the requirements of the Exchange Act.
(b)            Disclosure.  Each preliminary prospectus and the Prospectus when filed complied in all material respects with the Securities Act and, if filed by electronic transmission pursuant to EDGAR, was identical (except as may be permitted by Regulation S‑T under the Securities Act) to the copy thereof delivered to the Underwriters for use in connection with the offer and sale of the Securities. Each of the Registration Statement and any post-effective amendment thereto, at the time it became or becomes effective, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the Applicable Time, the Time of Sale Prospectus (including any preliminary prospectus wrapper) did not, and at the First Closing Date (as defined in Section 2) and at each applicable Option Closing Date (as defined in Section 2), will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Prospectus (including any Prospectus wrapper) as of its date, did not, and at the First Closing Date and at each applicable Option Closing Date, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, made in reliance upon and in conformity with written information relating to any Underwriter furnished to the Company in writing by the Representative expressly for use therein, it being understood and agreed that the only such information consists of the information described in Section 9(b) below. There are no contracts or other documents required to be described in the Time of Sale Prospectus or the Prospectus or to be filed as an exhibit to the Registration Statement which have not been described or filed as required.

(c)            Free Writing Prospectuses; Road Show.  As of the determination date referenced in Rule 164(h) under the Securities Act, the Company was not, is not or will not be (as applicable) an "ineligible issuer" in connection with the offering of the Securities pursuant to Rules 164, 405 and 433 under the Securities Act. Each free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act, including timely filing with the Commission or retention where required and legending, and each such free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Prospectus or any preliminary prospectus and not superseded or modified. Except for the free writing prospectuses, if any, identified in Schedule B, and electronic road shows, if any, furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior written consent, prepare, use or refer to, any free writing prospectus. Each Road Show, when considered together with the Time of Sale Prospectus, did not, as of the Applicable Time, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(d)            Distribution of Offering Material By the Company.  Prior to the later of (i) the expiration or termination of the option granted to the several Underwriters in Section 2(c), and (ii) the completion of the Underwriters' distribution of the Securities, the Company has not distributed and will not distribute any offering material in connection with the offering and sale of the Securities other than the Registration Statement, the Time of Sale Prospectus, the Prospectus or any free writing prospectus reviewed and consented to by the Representative, the free writing prospectuses, if any, identified on Schedule B hereto.
(e)            Authorization; Enforcement; Validity.  The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to issue the Securities and, if applicable, the Conversion Shares, in accordance with the terms hereof and thereof. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance and sale of the Securities and the issuance of the Conversion Shares, have been duly authorized by the Company's board of directors and no further consent or authorization is required by the Company, its board of directors or its stockholders. This Agreement has been duly authorized, executed and delivered by the Company, and upon execution and delivery of this Agreement, this Agreement will be the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. The Indenture has been duly authorized, executed and delivered by the Company and is the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.
(f)            Issuance of the Securities.  The Securities have been duly and validly authorized and, on the First Closing Date (or any Option Closing Date, as applicable), will have been validly executed and delivered by the Company. When the Securities have been issued, executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, the Securities will be entitled to the benefits of the Indenture and will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as (i) the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors' rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability. On the First Closing Date (or any Option Closing Date, as applicable), the Securities will conform in all material respects to the description thereof contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus. The Securities shall be free from all taxes, liens and charges with respect to the issue thereof.
(g)            The Conversion Shares.  Upon issuance and delivery of the Securities in accordance with this Agreement and the Indenture, the Securities will be convertible at the option of the holders thereof into the Conversion Shares in accordance with the terms of the Indenture and the Securities; the Conversion Shares reserved for issuance upon conversion of the Securities have been duly authorized and reserved and, when issued upon conversion of the Securities in accordance with the terms of the Indenture and the Securities, will be validly issued, fully paid and non-assessable; and the issuance of the Conversion Shares will not be subject to any preemptive or similar rights granted by the Company or provided for under applicable law or the Company's amended and restated articles of incorporation.

(h)            No Applicable Registration or Other Similar Rights.  There are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, except for such rights as have been duly waived.
(i)            No Material Adverse Change.  Except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, subsequent to the respective dates as of which information is given in the Registration Statement, the Time of Sale Prospectus and the Prospectus: (i) there has been no material adverse change, or any development that could be expected to result in a material adverse change, in the condition, financial or otherwise, or in the earnings, business, properties, operations, assets, liabilities or prospects, whether or not arising from transactions in the ordinary course of business, of the Company and its subsidiaries, considered as one entity (any such change being referred to herein as a "Material Adverse Change"); (ii) the Company and its subsidiaries, considered as one entity, have not incurred any material liability or obligation, indirect, direct or contingent, including without limitation any losses or interference with its business from fire, explosion, flood, earthquakes, accident or other calamity, whether or not covered by insurance, or from any strike, labor dispute or court or governmental action, order or decree, that are material, individually or in the aggregate, to the Company and its subsidiaries, considered as one entity, or has entered into any transactions not in the ordinary course of business; and (iii) there has not been any material decrease in the capital stock or any material increase in any short-term or long-term indebtedness of the Company or its subsidiaries and there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or other subsidiaries, by any of the Company's subsidiaries on any class of capital stock, or any repurchase or redemption by the Company or any of its subsidiaries of any class of capital stock.
(j)            Independent Accountants.  Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., which has expressed its opinion with respect to the annual financial statements (which term as used in this Agreement includes the related notes thereto) as of December 31, 2013 and supporting schedules filed with the Commission as a part of the Registration Statement, the Time of Sale Prospectus and the Prospectus, is (i) an independent registered public accounting firm as required by the Securities Act, the Exchange Act and the rules of the Public Company Accounting Oversight Board ("PCAOB"), (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X under the Securities Act and (iii) a registered public accounting firm as defined by the PCAOB whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn.
(k)            Financial Statements.  The financial statements filed with the Commission as a part of the Registration Statement, the Time of Sale Prospectus and the Prospectus present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations, changes in stockholders' equity and cash flows for the periods specified. The supporting schedules included in the Registration Statement present fairly the information required to be stated therein. Such financial statements and supporting schedules have been prepared in conformity with generally accepted accounting principles as applied in the United States applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto. No other financial statements or supporting schedules are required to be included in the Registration Statement, the Time of Sale Prospectus or the Prospectus. The financial data set forth in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus under the captions "Prospectus Supplement Summary—Summary Historical Consolidated Financial and Other Data" and "Capitalization" fairly present the information set forth therein on a basis consistent with that of the audited financial statements contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus. The Company's ratios of earnings to fixed charges and preferred stock dividends set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the captions "Prospectus Supplement Summary—Summary Historical Consolidated Financial and Other Data" and "Ratio of Earnings to Fixed Charges" have been calculated in compliance with the Securities Act. All disclosures contained in the Registration Statement, any preliminary prospectus, the Prospectus and any free writing prospectus that constitute non‑GAAP financial measures (as defined by the rules and regulations under the Securities Act and the Exchange Act) comply with Regulation G under the Exchange Act and Item 10 of Regulation S-K under the Securities Act, as applicable. To the Company's knowledge, no person who has been suspended or barred from being associated with a registered public accounting firm, or who has failed to comply with any sanction pursuant to Rule 5300 promulgated by the PCAOB, has participated in or otherwise aided the preparation of, or audited, the financial statements, supporting schedules or other financial data filed with the Commission as a part of the Registration Statement, the Time of Sale Prospectus and the Prospectus.

(l)            Company's Accounting System.  The Company and each of its subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles as applied in the United States and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus fairly presents the information called for in all material respects and is prepared in accordance with the Commission's rules and guidelines applicable thereto.
(m)            Disclosure Controls and Procedures; Deficiencies in or Changes to Internal Control Over Financial Reporting.  The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act), which (i) are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company's principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company's most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established. Since the end of the Company's most recent audited fiscal year, there have been no significant deficiencies or material weakness in the Company's internal control over financial reporting (whether or not remediated) and no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
(n)            Incorporation and Good Standing of the Company.  The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands, and has the power and authority (corporate and other) to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus and to enter into and perform its obligations under this Agreement. The Company is duly qualified as a foreign corporation to transact business and is in good standing under the laws of each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction.
(o)            Subsidiaries.  Each of the Company's "subsidiaries" (for purposes of this Agreement, as defined in Rule 405 under the Securities Act) has been duly incorporated or organized, as the case may be, and is validly existing as a corporation, partnership or limited liability company, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus. Each of the Company's subsidiaries is duly qualified as a foreign corporation, partnership or limited liability company, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or be in good standing could not be expected, individually or in the aggregate, to have a Material Adverse Effect (as defined below). Except as set forth on Schedule C hereto, all of the issued and outstanding capital stock or other equity or ownership interests of each of the Company's subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim. The Company does not own or control, directly or indirectly, any corporation, association or other entity other than the subsidiaries listed in or included as an exhibit to the Company's Annual Report on Form 20‑F for the fiscal year ended December 31, 2013.

(p)            Capitalization and Other Share Capital Matters.  The authorized, issued and outstanding share capital of the Company is as set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the caption "Capitalization" (other than for subsequent issuances, if any, pursuant to employee benefit plans, or upon the exercise of outstanding options or warrants, in each case described in the Registration Statement, the Time of Sale Prospectus and the Prospectus). The share capital of the Company, including the Securities, conforms in all material respects to each description thereof contained in the Time of Sale Prospectus. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable and have been issued in compliance with all federal, state and local securities laws. None of the outstanding shares of capital stock of the Company was issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any share capital of the Company or any of its subsidiaries other than those described in the Registration Statement, the Time of Sale Prospectus and the Prospectus. The descriptions of the Company's stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectus accurately and fairly presents the information required to be shown with respect to such plans, arrangements, options and rights.
(q)            Non-Contravention of Existing Instruments; No Further Authorizations or Approvals Required.  Neither the Company nor any of its subsidiaries is in violation of its charter or by‑laws, partnership agreement or operating agreement or similar organizational documents, as applicable, or is in default (or, with the giving of notice or lapse of time, would be in default) ("Default") under (i) any indenture, loan, credit agreement, note, lease, license agreement, contract, franchise or other instrument (including, without limitation, any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject, including the Indenture (other than any Specified Agreement (as defined below)) (each, an "Existing Instrument"), except for such Defaults as could not be expected, individually or in the aggregate, to have a material adverse effect on the condition (financial or other), earnings, business, properties, operations, assets, liabilities or prospects of the Company and its subsidiaries, considered as one entity (a "Material Adverse Effect") or (ii) each agreement filed as Exhibits 4.5 through 4.71 (inclusive) to the Company's Annual Report on Form 20-F filed with the Commission on April 25, 2014 (the "Specified Agreements"), except in the case of both (i) and (ii) above, for such Defaults that have been waived by the requisite parties to such Specified Agreements and such waivers are in full force and effect. The Company's execution, delivery and performance of this Agreement and the Indenture, consummation of the transactions contemplated hereby and by the Registration Statement, the Time of Sale Prospectus and the Prospectus and the issuance and sale of the Securities (including the use of proceeds from the sale of the Securities as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the caption "Use of Proceeds") (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the charter or by‑laws, partnership agreement or operating agreement or similar organizational documents, as applicable, of the Company or any subsidiary (ii) will not conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument or any Specified Agreement, except as could not be expected, individually or in the aggregate, to have a Material Adverse Effect and (iii) will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any of its subsidiaries. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, including, without limitation, the International Maritime Organization (the "IMO"), is required for the Company's execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby and by the Registration Statement the Time of Sale Prospectus and the Prospectus, except such as have been obtained or made by the Company and are in full force and effect under the Securities Act and such as may be required under applicable state securities or blue sky laws or FINRA. As used herein, a "Debt Repayment Triggering Event" means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.
(r)            Compliance with Laws.  The Company and its subsidiaries have been and are in compliance with all applicable laws, rules and regulations, except where failure to be so in compliance could not be expected, individually or in the aggregate, to have a Material Adverse Effect.

(s)            No Material Actions or Proceedings.  There is no action, suit, proceeding, inquiry or investigation brought by or before any governmental entity, including, without limitation, the IMO, now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which could be expected, individually or in the aggregate, to have a Material Adverse Effect or materially and adversely affect the consummation of the transactions contemplated by this Agreement or the performance by the Company of its obligations hereunder or thereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiary is a party or of which any of their respective properties or assets is the subject, including ordinary routine litigation incidental to the business, if determined adversely to the Company, could not be expected to have a Material Adverse Effect. No labor disturbance by the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or its subsidiaries' principal suppliers, shipyards, customers or contractors, which would individually or in the aggregate have a Material Adverse Effect.
(t)            Intellectual Property Rights.  The Company and its subsidiaries own or possess all inventions, patent applications, patents, trademarks (both registered and unregistered), trade names, service names, copyrights, trade secrets and other proprietary information described in the Registration Statement, the Time of Sale Prospectus or the Prospectus and as being owned or licensed by any of them or which is necessary for the conduct of, or material to, any of their respective businesses (collectively, the "Intellectual Property"), and the Company is unaware of any claim to the contrary or any challenge by any other person to the rights of the Company or any of its subsidiaries with respect to the Intellectual Property; neither the Company nor any of its subsidiaries has infringed or is infringing the intellectual property of a third party, and neither the Company nor any subsidiary has received notice of a claim by a third party to the contrary.
(u)            All Necessary Permits, etc.  The Company and its subsidiaries possess such valid and current certificates, authorizations or permits required by state, federal or foreign regulatory agencies or bodies to conduct their respective businesses as currently conducted and as described in the Registration Statement, the Time of Sale Prospectus or the Prospectus ("Permits"), except where the failure to obtain such Permits would not individually or in the aggregate have a Material Adverse Effect. Neither the Company nor any of its subsidiaries is in violation of, or in default under, any of the Permits or has received any notice of proceedings relating to the revocation or modification of, or non‑compliance with, any such certificate, authorization or permit, except where such violation, default, revocation, modification or non-compliance would not individually or in the aggregate have a Material Adverse Effect.
(v)            Title to Properties.  The Company and its subsidiaries have good and marketable title to all of the real and personal property and other assets reflected as owned in the financial statements referred to in Section 1(j) above (or elsewhere in the Registration Statement, the Time of Sale Prospectus or the Prospectus), in each case free and clear of any security interests, mortgages, liens, registered encumbrances, equities, and other defects and, to the knowledge of the Company, adverse claims, except such as are described in the Registration Statement, the Time of Sale Prospectus or the Prospectus or such maritime or other liens that do not individually or in the aggregate have a Material Adverse Effect and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries. The real property, improvements, equipment and personal property held under lease by the Company or any of its subsidiaries are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such subsidiary.
(w)            Tax Law Compliance.  The Company and its subsidiaries have filed all necessary federal, state and foreign income and franchise tax returns or have properly requested extensions thereof and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them except as may be being contested in good faith and by appropriate proceedings, unless such failure would not, individually or in the aggregate, have a Material Adverse Effect. The Company has made adequate charges, accruals and reserves in the applicable financial statements referred to in Section 1(j) above in respect of all federal, state and foreign income and franchise taxes for all periods as to which the tax liability of the Company or any of its subsidiaries has not been finally determined.

(x)            Insurance.  Each of the Company and its subsidiaries are insured by recognized, financially sound and reputable institutions (which term shall include P&I clubs) with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Company and its subsidiaries that are material to the Company and its subsidiaries to conduct their business as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus against theft, damage, destruction, acts of vandalism and earthquakes. The Company has no reason to believe that it or any of its subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that could not be expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.
(y)            Compliance with Environmental Laws.  Except as could not be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) neither the Company nor any of its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, including, without limitation, those of the IMO, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"); (ii) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements; (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries; and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.
(z)            Periodic Review of Costs of Environmental Compliance.  In the ordinary course of its business, the Company conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). No facts or circumstances have come to the Company's attention that could result in costs or liabilities that could be expected, individually or in the aggregate, to have a Material Adverse Effect.
(aa)            ERISA Compliance.  The Company and its subsidiaries and any "employee benefit plan" (as defined under and subject to the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (collectively, "ERISA")) established or maintained by the Company, its subsidiaries or their "ERISA Affiliates" (as defined below) (such plans, "Employee Benefit Plans") are in compliance in all material respects with all applicable provisions of ERISA. "ERISA Affiliate" means, with respect to the Company or any of its subsidiaries, any member of any group of organizations described in Sections 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder (the "Code") of which the Company or such subsidiary is a member. No "reportable event" (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan. No Employee Benefit Plan, if terminated, would have any "amount of unfunded benefit liabilities" (as defined and determined under ERISA). Neither the Company, its subsidiaries nor any of their ERISA Affiliates has incurred or reasonably expects to incur any liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any Employee Benefit Plan or (ii) Sections 412, 4971, 4975 or 4980B of the Code. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or failure to act, which would reasonably be expected to cause the loss of such qualification.

(bb)            Company Not an "Investment Company"; Not a "Passive Foreign Investment Company".  The Company is not, and will not be, either after receipt of payment for the Securities or after the application of the proceeds therefrom as described under "Use of Proceeds" in the Registration Statement, the Time of Sale Prospectus or the Prospectus, required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"). As of December 31, 2014, the Company would not have been considered a "passive foreign investment company," as such term is defined in the Code, and immediately after the offering and sale of the Securities and assuming the application of the proceeds as described in the Time of Sale Prospectus under "Use of Proceeds," less than 50% of the Company's assets will be classified as assets that produce, or are held for the production of, passive income for the purpose of Section 1297 of the Code and the rules, regulations and administrative pronouncements relating thereto. Neither the Company nor any Subsidiary is, and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof, neither of them will be, a "controlled foreign corporation" as defined by the Code.
(cc)            No Price Stabilization or Manipulation; Compliance with Regulation M.  Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the Securities or of any "reference security" (as defined in Rule 100 of Regulation M under the Exchange Act ("Regulation M")) with respect to the Securities, whether to facilitate the sale or resale of the Securities or otherwise, and has taken no action which would directly or indirectly violate Regulation M.
(dd)            Related-Party Transactions.  There are no business relationships or related-party transactions involving the Company or any of its subsidiaries or any other person required to be described in the Registration Statement, the Time of Sale Prospectus or the Prospectus that have not been described as required.
(ee)            FINRA Matters.  All of the information provided to the Underwriters or to counsel for the Underwriters by the Company, its counsel, its officers and directors and to the knowledge of the Company, the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with the offering of the Securities is true, complete, correct and compliant with FINRA's rules and any letters, filings or other supplemental information provided to FINRA pursuant to FINRA Rules or NASD Conduct Rules is true, complete and correct.
(ff)            Statistical and Market-Related Data.  All statistical, demographic and market‑related data included in the Registration Statement, the Time of Sale Prospectus or the Prospectus are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate. To the extent required, the Company has obtained the written consent to the use of such data from such sources.
(gg)            No Unlawful Contributions or Other Payments.  Neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any employee or agent of the Company or any subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, state or foreign office in violation of any law or of the character required to be disclosed in the Registration Statement, the Time of Sale Prospectus or the Prospectus.
(hh)            Foreign Corrupt Practices Act.  Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any domestic government official, "foreign official" (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the "FCPA") or employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA or any applicable non-U.S. anti-bribery statute or regulation; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, such foreign official or employee; and the Company and its subsidiaries and, to the knowledge of the Company, the Company's affiliates have conducted their respective businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(ii)            Money Laundering Laws.  The operations of the Company and its subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
(jj)            OFAC.  Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, after due inquiry, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that currently is the subject to any U.S. sanctions administered by OFAC or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of U.S. sanctions administered by OFAC.
(kk)            Brokers.  Except pursuant to this Agreement, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder's fee or other fee or commission as a result of any transactions contemplated by this Agreement or the Indenture.
(ll)            Submission to Jurisdiction.  The Company has the power to submit, and pursuant to Section 18 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each United States federal court and New York state court located in the Borough of Manhattan, in the City of New York, New York, U.S.A. (each, a "New York Court"), and the Company has the power to designate, appoint and authorize, and pursuant to Section 18 of this Agreement, has legally, validly, effectively and irrevocably designated, appointed and authorized an agent for service of process in any action arising out of or relating to this Agreement or the Securities in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 18 hereof.
(mm)            No Rights of Immunity.  Except as provided by laws or statutes generally applicable to transactions of the type described in this Agreement, neither the Company nor any of its respective properties, assets or revenues has any right of immunity under the laws of the Republic of the Marshall Islands, New York or United States law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any laws of the Republic of the Marshall Islands, New York or United States federal court, from service of process, attachment upon or prior judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement. To the extent that the Company or any of its respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 18 of this Agreement.
(nn)            Forward-Looking Statements.  Each financial or operational projection or other "forward-looking statement" (as defined by Section 27A of the Securities Act or Section 21E of the Exchange Act) contained in the Registration Statement, the Time of Sale Prospectus or the Prospectus (i) was so included by the Company in good faith and with reasonable basis after due consideration by the Company of the underlying assumptions, estimates and other applicable facts and circumstances and (ii) is accompanied by meaningful cautionary statements identifying those factors that could cause actual results to differ materially from those in such forward‑looking statement. No such statement was made with the knowledge of an executive officer or director of the Company that it was false or misleading.

(oo)            No Contract Terminations.  Neither the Company nor any of its subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the material contracts or agreements referred to or described in any preliminary prospectus, the Prospectus or any free writing prospectus, or referred to or described in, or filed as an exhibit to, the Registration Statement, or any document incorporated by reference therein, and no such termination or non-renewal has been threatened by the Company or any of its subsidiaries or, to the Company's knowledge, any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof.
(pp)            Dividend Restrictions.  Except as described in the Registration Statement, the Time of Sale Prospectus or the Prospectus, no subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such subsidiary's equity securities or from repaying to the Company or any other subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such subsidiary from the Company or from transferring any property or assets to the Company or to any other subsidiary. All dividends and other distributions declared and payable on the shares of capital stock of the Company, including the Securities, may, under the current laws and regulations of the Republic of The Marshall Islands, the Republic of Greece and any political subdivisions thereof, be paid in United States dollars and may be freely transferred out of the Republic of The Marshall Islands and the Republic of Greece, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of the Republic of The Marshall Islands and the Republic of Greece and are otherwise free and clear of any other tax, withholding or deduction under the laws and regulations of the Republic of The Marshall Islands and the Republic of Greece and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body in the Republic of The Marshall Islands or the Republic of Greece.
(qq)            Restrictions on Subsequent Transfers. There are no restrictions on subsequent transfers of the Securities under the laws of the Republic of The Marshall Islands or the Republic of Greece.
(rr)            Lock-Ups. Each of the Company's directors and executive officers listed in Exhibit C has executed and delivered to Jefferies a lock-up agreement in the form of Exhibit B hereto (a "Lock-up Agreement"). Exhibit C hereto contains a true, complete and correct list of all directors and executive officers of the Company. All directors and executive officers who are required pursuant to this Agreement to execute and deliver a Lock-up Agreement are collectively hereinafter referred to as the "Locked-up Persons."
Any certificate signed by any officer of the Company or any of its subsidiaries and delivered to any Underwriter or to counsel for the Underwriters in connection with the offering, or the purchase and sale, of the Securities shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.
The Company has a reasonable basis for making each of the representations set forth in this Section 1. The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 6 hereof, counsel to the Company and counsel to the Underwriters, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.
Section 2.                          Purchase, Sale and Delivery of the Securities.
(a)            The Securities.  Upon the terms herein set forth, the Company agrees to issue and sell to the several Underwriters and the Underwriters agree to purchase from the Company, the Initial Securities at a purchase price of 107.25% of the aggregate principal amount thereof plus accrued and unpaid interest since November 1, 2014. On the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Underwriters agree, severally and not jointly, to purchase from the Company, the aggregate principal amount of the Initial Securities set forth opposite their names on Schedule A.

(b)            The First Closing Date.  Delivery of the Initial Securities to be purchased by the Underwriters and payment therefor shall be made at the offices of Skadden, Arps, Slate, Meagher & Flom LLP (or such other place as may be agreed to by the Company and the Representative) at 9:00 a.m. New York City time, on January 16, 2015, or such other time and date not later than 1:30 p.m. New York City time, on February 1, 2015 as the Representative shall designate by notice to the Company (the time and date of such closing are called the "First Closing Date"). The Company hereby acknowledges that circumstances under which the Representative may provide notice to postpone the First Closing Date as originally scheduled include, but are not limited to, any determination by the Company or the Representative to recirculate to the public copies of an amended or supplemented Prospectus or a delay as contemplated by the provisions of Section 11.
(c)            The Option Securities; Option Closing Date. In addition, on the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Company hereby grants an option to the several Underwriters to purchase, severally and not jointly, the Option Securities from the Company at the same purchase price set forth above in Section 2(a) for the Initial Securities. The option granted hereunder may be exercised at any time and from time to time in whole or in part upon notice by the Representative to the Company, which notice may be given at any time within 30 days from the date of this Agreement. Such notice shall set forth (i) the aggregate number of Option Securities as to which the Underwriters are exercising the option and (ii) the time, date and place at which certificates for the Option Securities will be delivered (which time and date may be simultaneous with, but not earlier than, the First Closing Date; and in the event that such time and date are simultaneous with the First Closing Date, the term "First Closing Date" shall refer to the time and date of delivery of the Initial Securities and such Option Securities). Any such time and date of delivery, if subsequent to the First Closing Date, is called an "Option Closing Date," shall be determined by the Representative and shall not be earlier than two or later than five full business days after delivery of such notice of exercise, unless otherwise agreed to between the Company and the Representative. If any Option Securities are to be purchased, (a) each Underwriter agrees, severally and not jointly, to purchase the number of Option Securities (subject to such adjustments to eliminate fractional shares as the Representative may determine) that bears the same proportion to the total number of Option Securities to be purchased as the number of Initial Securities set forth on Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities and (b) the Company agrees to sell the number of Option Securities (subject to such adjustments to eliminate fractional shares as the Representative may determine) that bears the same proportion to the total number of Option Securities to be sold as the number of Option Securities set forth in the paragraph "Introductory" of this Agreement). The Representative may cancel the option at any time prior to its expiration by giving written notice of such cancellation to the Company.
(d)            Public Offering of the Securities.  The Representative hereby advises the Company that the Underwriters intend to offer for sale to the public, initially on the terms set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectus, their respective portions of the Securities as soon after this Agreement has been executed as the Representative, in their sole judgment, have determined is advisable and practicable.
(e)            Payment for the Securities.  (i)  Payment for the Securities to be sold by the Company shall be made at the First Closing Date (and, if applicable, at each Option Closing Date) by wire transfer of immediately available funds to the order of the Company.
(ii)            It is understood that the Representative has been authorized, for their own accounts and the accounts of the several Underwriters, to accept delivery of and receipt for, and make payment of the purchase price for, the Initial Securities and any Option Securities the Underwriters have agreed to purchase. Jefferies may (but shall not be obligated to) make payment for any Securities to be purchased by any Underwriter whose funds shall not have been received by the Representative by the First Closing Date or the applicable Option Closing Date, as the case may be, for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.
(f)            Delivery of the Securities.  The Company shall deliver, or cause to be delivered, by electronic book-entry through the facilities of the Depository Trust Company ("DTC") to the account specified by the Representative, the Initial Securities at the First Closing Date, against release of a wire transfer of immediately available funds for the amount of the purchase price therefor. The Company shall also deliver, or cause to be delivered to the Representative for the accounts of the several Underwriters, the Option Securities the Underwriters have agreed to purchase at the First Closing Date or the applicable Option Closing Date, as the case may be, against the release of a wire transfer of immediately available funds for the amount of the purchase price therefore. Global certificate for the Securities shall be registered in the name of Cede & Co. or such other nominee as designated by DTC at least two full business days prior to the First Closing Date (or the applicable Option Closing Date, as the case may be) and shall be made available for inspection on the business day preceding the First Closing Date (or the applicable Option Closing Date, as the case may be) at a location in New York City as the Representative may designate. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

Section 3.                          Additional Covenants of the Company.
Covenants of the Company.  The Company further covenants and agrees with each Underwriter as follows:
(a)            Delivery of Registration Statement, Time of Sale Prospectus and Prospectus.  The Company shall furnish to you in New York City, without charge, prior to 10:00 a.m. New York City time on the second business day next succeeding the date of this Agreement and during the period when a prospectus relating to the Securities is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with sales of the Securities, as many copies of the Time of Sale Prospectus, the Prospectus and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.
(b)            Representative's Review of Proposed Amendments and Supplements.  During the period when a prospectus relating to the Securities is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), the Company (i) will furnish to the Representative for review, a reasonable period of time prior to the proposed time of filing of any proposed amendment or supplement to the Registration Statement, a copy of each such amendment or supplement and (ii) will not amend or supplement the Registration Statement (including any amendment or supplement through incorporation of any report filed under the Exchange Act) to which the Representative reasonably objects. Prior to amending or supplementing any preliminary prospectus, the Time of Sale Prospectus or the Prospectus (including any amendment or supplement through incorporation of any report filed under the Exchange Act), the Company shall furnish to the Representative for review, a reasonable amount of time prior to the time of filing or use of the proposed amendment or supplement, a copy of each such proposed amendment or supplement. The Company shall not file or use any such proposed amendment or supplement to which the Representative reasonably objects. The Company shall file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.
(c)            Free Writing Prospectuses.  The Company shall furnish to the Representative for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto prepared by or on behalf of, used by, or referred to by the Company, and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto to which the Representative reasonably objects. The Company shall furnish to each Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, used by or referred to by the Company as such Underwriter may reasonably request. If at any time when a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with sales of the Securities (but in any event if at any time through and including the Closing Date) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Representative for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus, and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus to which the Representative reasonably objects.
(d)            Filing of Underwriter Free Writing Prospectuses.  The Company shall not take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder.

(e)            Amendments and Supplements to Time of Sale Prospectus.  If the Time of Sale Prospectus is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers, and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus so that the Time of Sale Prospectus does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, the Company shall (subject to Section 3(b) and Section 3(c) hereof) promptly prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the information contained in the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.
(f)            Certain Notifications and Required Actions.  After the date of this Agreement, the Company shall promptly advise the Representative in writing of: (i) the receipt of any comments of, or requests for additional or supplemental information from, the Commission; (ii) the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus or the Prospectus; (iii) the time and date that any post-effective amendment to the Registration Statement becomes effective; and (iv) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or any amendment or supplement to any preliminary prospectus, the Time of Sale Prospectus or the Prospectus or of any order preventing or suspending the use of any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus or the Prospectus, or of any proceedings to remove, suspend or terminate from listing or quotation the Securities from any securities exchange upon which they are listed for trading or included or designated for quotation, or of the threatening or initiation of any proceedings for any of such purposes. If the Commission shall enter any such stop order at any time, the Company will use its best efforts to obtain the lifting of such order at the earliest possible moment. Additionally, the Company agrees that it shall comply with all applicable provisions of Rule 424(b), Rule 433 and Rule 430B under the Securities Act and will use its reasonable efforts to confirm that any filings made by the Company under Rule 424(b) or Rule 433 were received in a timely manner by the Commission.
(g)            Amendments and Supplements to the Prospectus and Other Securities Act Matters.  If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus so that the Prospectus does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) to a purchaser, not misleading, or if in the opinion of the Representative or counsel for the Underwriters it is otherwise necessary to amend or supplement the Prospectus to comply with applicable law, the Company agrees (subject to Section 3(b) and Section 3(c)) hereof to promptly prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) to a purchaser, not misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law. Neither the Representative's consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company's obligations under Section 3(b) or Section 3(c).

(h)            Blue Sky Compliance.  The Company shall cooperate with the Representative and counsel for the Underwriters to qualify or register the Securities for sale under (or obtain exemptions from the application of) the state securities or blue sky laws or Canadian provincial securities laws (or other foreign laws) of those jurisdictions reasonably designated by the Representative, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Securities. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation. The Company will advise the Representative promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Securities for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.
(i)            Use of Proceeds.  The Company shall apply the net proceeds from the sale of the Securities sold by it in the manner described under the caption "Use of Proceeds" in the Registration Statement, the Time of Sale Prospectus and the Prospectus.
(j)            Earnings Statement.  The Company will make generally available to its security holders and to the Representative as soon as practicable an earnings statement (which need not be audited) that complies with Rule 158 under the Securities Act.
(k)            Continued Compliance with Securities Laws.  The Company will comply with the Securities Act and the Exchange Act so as to permit the completion of the distribution of the Securities as contemplated by this Agreement, the Registration Statement, the Time of Sale Prospectus and the Prospectus. Without limiting the generality of the foregoing, the Company will, during the period when a prospectus relating to the Securities is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), file on a timely basis with the Commission and the NYSE all reports and documents required to be filed under the Exchange Act.
(l)            Listing.  The shares of Common Stock are registered pursuant to Section 12b of the Exchange Act and are listed on the NYSE, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the shares of Common Stock under the Exchange Act or delisting the shares of Common Stock from the NYSE. Except as described in the Company's periodic filings under the Exchange Act incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus, the Company has not received any notification that the SEC or the NYSE is contemplating terminating such registration or listing.
(m)            Company to Provide Copy of the Prospectus in Form That May be Downloaded from the Internet.  If requested by the Representative, the Company shall cause to be prepared and delivered, at its expense, within one business day from the effective date of this Agreement, to the Representative an "electronic Prospectus" to be used by the Underwriters in connection with the offering and sale of the Securities. As used herein, the term "electronic Prospectus" means a form of Time of Sale Prospectus, and any amendment or supplement thereto, that meets each of the following conditions: (i) it shall be encoded in an electronic format, satisfactory to the Representative, that may be transmitted electronically by the Representative to offerees and purchasers of the Securities; (ii) it shall disclose the same information as the paper Time of Sale Prospectus, except to the extent that graphic and image material cannot be disseminated electronically, in which case such graphic and image material shall be replaced in the electronic Prospectus with a fair and accurate narrative description or tabular representation of such material, as appropriate; and (iii) it shall be in or convertible into a paper format or an electronic format, satisfactory to Jefferies, that will allow investors to store and have continuously ready access to the Time of Sale Prospectus at any future time, without charge to investors (other than any fee charged for subscription to the Internet as a whole and for on-line time). The Company hereby confirms that it has included or will include in the Prospectus filed pursuant to EDGAR or otherwise with the Commission and in the Registration Statement at the time it was declared effective an undertaking that, upon receipt of a request by an investor or his or her representative, the Company shall transmit or cause to be transmitted promptly, without charge, a paper copy of the Time of Sale Prospectus.

(n)            Agreement Not to Offer or Sell Additional Shares.  During the period commencing on and including the date hereof and continuing through and including the 45th day following the date of the Prospectus (such period, as extended as described below, being referred to herein as the "Lock-up Period"), the Company will not, without the prior written consent of Jefferies, directly or indirectly:(i) sell, offer to sell, contract to sell or lend any shares of Common Stock or Related Securities (as defined below); (ii) effect any short sale, or establish or increase any "put equivalent position" (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any "call equivalent position" (as defined in Rule 16a‑1(b) under the Exchange Act) of any shares of Common Stock or Related Securities; (iii) pledge, hypothecate or grant any security interest in any shares of Common Stock or Related Securities; (iv) in any other way transfer or dispose of any shares of Common Stock or Related Securities; (v) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any shares of Common Stock or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; (vi) announce the offering of any shares of Common Stock or Related Securities; (vii) file any registration statement under the Securities Act in respect of any shares of Common Stock or Related Securities (other than as contemplated by this Agreement with respect to the Securities); or (viii) publicly announce the intention to do any of the foregoing; provided, however, that the Company may (A) effect the transactions contemplated hereby and the Indenture (including, without limitation, the issuance of the Conversion Shares upon conversion of the Securities), and (B) issue shares of Common Stock or options to purchase shares of Common Stock, or issue shares of Common Stock upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, but only if the holders of such shares of Common Stock or options agree in writing with the Underwriters not to sell, offer, dispose of or otherwise transfer any such shares of Common Stock or options during such Lock-up Period without the prior written consent of Jefferies (which consent may be withheld in its sole discretion). For purposes of the foregoing, "Related Securities" shall mean any options or warrants or other rights to acquire shares of Common Stock or any securities exchangeable or exercisable for or convertible into shares of Common Stock, or to acquire other securities or rights ultimately exchangeable or exercisable for, or convertible into, shares of Common Stock. If the Company's securities are not "actively-traded securities" as defined under Regulation M, 17 CFR 242.101(c)(1) and (i) during the last 17 days of the 45-day initial lock-up period, the Company issues an earnings release or discloses material news or a material event relating to the Company occurs, or (ii) prior to the expiration of such period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such period, then in each case the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the disclosure of the material news or occurrence of the material event, as applicable, unless Jefferies waives, in writing, such extension (which waiver may be withheld in their sole discretion). The Company will provide the Representative with prior notice of any such announcement that gives rise to an extension of the Lock-up Period.
(o)            Future Reports to the Representative.  During the period of five years hereafter, the Company will furnish to the Representative, c/o Jefferies, at 520 Madison Avenue, New York, New York 10022, Attention: Global Head of Syndicate: (i) as soon as practicable after the end of each fiscal year, copies of the Annual Report of the Company containing the balance sheet of the Company as of the close of such fiscal year and statements of income, stockholders' equity and cash flows for the year then ended and the opinion thereon of the Company's independent public or certified public accountants; (ii) as soon as practicable after the filing thereof, copies of each Annual Report on Form 20-F, Report on Form 6-K or other report filed by the Company with the Commission or any securities exchange; and (iii) as soon as available, copies of any report or communication of the Company furnished or made available generally to holders of its capital stock; provided, however, that the requirements of this Section 3(o) shall be satisfied to the extent that such reports, statement, communications, financial statements or other documents are available on EDGAR.
(p)            Investment Limitation.  The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Securities in such a manner as would require the Company or any of its subsidiaries to register as an investment company under the Investment Company Act.
(q)            No Stabilization or Manipulation; Compliance with Regulation M.  The Company will not take, and will ensure that no affiliate of the Company will take, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the Securities or any reference security with respect to the Securities, whether to facilitate the sale or resale of the Securities or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M.

(r)            Company to Provide Interim Financial Statements.  Prior to the First Closing Date and each applicable Option Closing Date, the Company will furnish the Underwriters, as soon as they have been prepared by or are available to the Company, a copy of any prepared unaudited interim financial statements of the Company for any period subsequent to the period covered by the most recent financial statements appearing in the Registration Statement and the Prospectus.
(s)            Transfer Agent.  The Company agrees to maintain a transfer agent and, if necessary under the jurisdiction of incorporation of the Company, a registrar for the shares of Common Stock.
The Representative, on behalf of the several Underwriters, may, in their sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance.
Section 4.                          Payment of Expenses.  The Company agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the issuance and delivery of the Securities (including all printing and engraving costs), (ii) all fees and expenses of the registrar and transfer agent of the Common Stock, (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Securities to the Underwriters, (iv) all fees and expenses of the Company's counsel, independent public or certified public accountants and other advisors, (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), the Time of Sale Prospectus, the Prospectus, each free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, and each preliminary prospectus and all amendments and supplements thereto, and this Agreement, (vi) all filing fees, attorneys' fees and expenses incurred by the Company or the Underwriters (provided that any such fees of Underwriters' counsel shall not exceed $10,000) in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Securities for offer and sale under the state securities or blue sky laws or the provincial securities laws of Canada, and, if requested by the Representative, preparing and printing a "Blue Sky Survey" or memorandum and a "Canadian wrapper", and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions, (vii) the costs, fees and expenses incurred by the Underwriters in connection with determining their compliance with the rules and regulations of FINRA related to the Underwriters' participation in the offering and distribution of the Securities, including any related filing fees and the legal fees of, and disbursements by, counsel to the Underwriters (provided that any such fees of Underwriters' counsel shall not exceed $10,000), (viii) the costs and expenses of the Company relating to investor presentations on any "road show", including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the employees and officers of the Company and any such consultants, and half of the cost of any aircraft chartered in connection with the road show, (ix) the fees and expenses associated with listing the Conversion Shares on the NYSE, and (x) all other fees, costs and expenses of the nature referred to in Item 13 of Part II of the Registration Statement.
Section 5.                          Covenant of the Underwriters.  Each Underwriter severally and not jointly covenants with the Company not to take any action that would result in the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not, but for such actions, be required to be filed by the Company under Rule 433(d).
Section 6.                          Conditions of the Obligations of the Underwriters.  The respective obligations of the several Underwriters hereunder to purchase and pay for the Securities as provided herein on the First Closing Date and, with respect to the Option Securities, each Option Closing Date, shall be subject to the accuracy of the representations and warranties on the part of the Company set forth in Section 1 hereof as of the date hereof and as of the First Closing Date as though then made and, with respect to the Option Securities, as of each Option Closing Date as though then made, to the timely performance by the Company of its covenants and other obligations hereunder, and to each of the following additional conditions:

(a)            Comfort Letter.  On the date hereof, the Representative shall have received from Deloitte Hadjipavlou, Sofianos & Cambanis S.A., independent registered public accountants for the Company, a letter dated the date hereof addressed to the Underwriters, in form and substance satisfactory to the Representative, containing statements and information of the type ordinarily included in accountant's "comfort letters" to underwriters, delivered according to Statement of Auditing Standards No. 72 (or any successor bulletin), with respect to the audited and unaudited financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus, and each free writing prospectus, if any.
(b)            CFO Certificate. On each of the date hereof, the First Closing Date and each Option Closing Date the Representative shall have received a certificate dated the date thereof from the Chief Financial Officer of the Company in the form of Exhibit D hereto.
(c)            Compliance with Registration Requirements; No Stop Order; No Objection from FINRA.
(i)            The Company shall have filed the Prospectus with the Commission (including the information required by Rule 430B under the Securities Act) in the manner and within the time period required by Rule 424(b) under the Securities Act.
(ii)            No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment to the Registration Statement shall be in effect, and no proceedings for such purpose shall have been instituted or threatened by the Commission.
(iii)            If a filing has been made with FINRA, FINRA shall have raised no objection to the fairness and reasonableness of the underwriting terms and arrangements.
(d)            No Material Adverse Change or Ratings Agency Change.  For the period from and after the date of this Agreement and through and including the First Closing Date and, with respect to any Option Securities purchased after the First Closing Date, each Option Closing Date:
(i)            in the judgment of the Representative there shall not have occurred any Material Adverse Change; and
(ii)            there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any securities of the Company or any of its subsidiaries by any "nationally recognized statistical rating organization" as that term is used in Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act.
(e)            Opinion of Counsel for the Company.  On each of the First Closing Date and each Option Closing Date, the Representative shall have received the opinion of Seward & Kissel LLP, counsel for the Company, dated as of such date, in a form reasonably acceptable to the Representative and to such further effect as the Representative shall reasonably request.
(f)            Opinion of General Counsel for the Company. On each of the First Closing Date and each Option Closing Date, the Representative shall have received the opinion of Spyros Fokas, General Counsel for the Company, dated as of such date, in the form attached hereto as Exhibit A and to such further effect as the Representative shall reasonably request.
(g)            Opinion of Counsel for the Underwriters.  On each of the First Closing Date and each Option Closing Date, the Representative shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Underwriters in connection with the offer and sale of the Securities, in form and substance satisfactory to the Underwriters, dated as of such date, with executed copies for each of the other Underwriters named on the Prospectus cover page.

(h)            Officers' Certificate.  On each of the First Closing Date and each Option Closing Date, the Representative shall have received a certificate executed by the Chief Executive Officer or President of the Company and the Chief Financial Officer of the Company, dated as of such date, affirming that the conditions set forth in Section 6(b)(ii) hereof have been met and further to the effect that:
(i)            for the period from and including the date of this Agreement through and including such date, there has not occurred any Material Adverse Change;
(ii)            the representations, warranties and covenants of the Company set forth in Section 1 of this Agreement are true and correct with the same force and effect as though expressly made on and as of such date; and
(iii)            the Company has complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such date.
(i)            Bring-down Comfort Letter.  On each of the First Closing Date and each Option Closing Date, the Representative shall have received from Deloitte Hadjipavlou Sofianos & Cambanis SA, independent registered public accountants for the Company, a letter dated such date, in form and substance satisfactory to the Representative, which letter shall: (i) reaffirm the statements made in the letter furnished by them pursuant to Section 6(a), except that the specified date referred to therein for the carrying out of procedures shall be no more than three business days prior to the First Closing Date or the applicable Option Closing Date, as the case may be; and (ii) cover certain financial information contained in the Prospectus.
(j)            Rule 462(b) Registration Statement.  In the event that a Rule 462(b) Registration Statement is filed in connection with the offering contemplated by this Agreement, such Rule 462(b) Registration Statement shall have been filed with the Commission on the date of this Agreement and shall have become effective automatically upon such filing.
(k)            Additional Documents.  On or before each of the First Closing Date and each Option Closing Date, the Representative and counsel for the Underwriters shall have received such information, documents and opinions as they may reasonably request for the purposes of enabling them to pass upon the issuance and sale of the Securities as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as contemplated herein and in connection with the other transactions contemplated by this Agreement shall be satisfactory in form and substance to the Representative and counsel for the Underwriters.
(l)            Listing.  The Conversion Shares shall be approved for listing by the NYSE, subject to notice of issuance.
If any condition specified in this Section 6 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Representative by notice from Jefferies to the Company at any time on or prior to the First Closing Date and, with respect to the Option Securities, at any time on or prior to the applicable Option Closing Date, which termination shall be without liability on the part of any party to any other party, except that Section 4, Section 7, Section 9 and Section 10 shall at all times be effective and shall survive such termination.
Section 7.                          Reimbursement of Underwriters' Expenses. If this Agreement is terminated by the Representative pursuant to Section 6, Section 11 or Section 12, or if the sale to the Underwriters of the Securities on the First Closing Date is not consummated because of any refusal, inability or failure on the part of the Company to perform any agreement herein or to comply with any provision hereof, the Company agrees to reimburse the Representative and the other Underwriters (or such Underwriters as have terminated this Agreement with respect to themselves), severally, upon demand for all out-of-pocket expenses that shall have been reasonably incurred by the Representative and the Underwriters in connection with the proposed purchase and the offering and sale of the Securities, including, but not limited to, fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges.
Section 8.                          Effectiveness of this Agreement. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

Section 9.                          Indemnification.
(a)            Indemnification of the Underwriters.  The Company agrees to indemnify and hold harmless each Underwriter, its affiliates, directors, officers, employees and agents, and each person, if any, who controls any Underwriter within the meaning of the Securities Act or the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which such Underwriter or such affiliate, director, officer, employee, agent or controlling person may become subject, under the Securities Act, the Exchange Act, other federal or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Securities have been offered or sold or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Company), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment to the Registration Statement, or the omission or alleged omission to state therein a material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement not misleading; or (ii) any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act, any Marketing Material or the Prospectus (or any amendment or supplement to the foregoing), or the omission or alleged omission to state therein a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading; or (iii) any act or failure to act or any alleged act or failure to act by any Underwriter in connection with, or relating in any manner to, the Securities or the offering contemplated hereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon any matter covered by clause (i) or (ii) above; and to reimburse each Underwriter and each such affiliate, director, officer, employee, agent and controlling person for any and all expenses (including the fees and disbursements of counsel) as such expenses are incurred by such Underwriter or such affiliate, director, officer, employee, agent or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company by the Representative in writing expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any such free writing prospectus, any Marketing Material or the Prospectus (or any amendment or supplement thereto), it being understood and agreed that the only such information consists of the information described in Section 9(b) below. The indemnity agreement set forth in this Section 9(a) shall be in addition to any liabilities that the Company may otherwise have.
(b)            Indemnification of the Company, its Directors and Officers.  Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, each of its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, against any loss, claim, damage, liability or expense, as incurred, to which the Company, or any such director, officer or controlling person may become subject, under the Securities Act, the Exchange Act, or other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Underwriter), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment to the Registration Statement, or the omission or alleged omission to state therein a material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement not misleading or (ii) any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433 of the Securities Act or the Prospectus (or any such amendment or supplement) or the omission or alleged omission to state therein a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, such preliminary prospectus, the Time of Sale Prospectus, such free writing prospectus or the Prospectus (or any such amendment or supplement), in reliance upon and in conformity with information relating to such Underwriter furnished to the Company by the Representative in writing expressly for use therein; and to reimburse the Company, or any such director, officer or controlling person for any and all expenses (including the fees and disbursements of counsel) as such expenses are incurred by the Company, or any such director, officer or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action. The Company hereby acknowledges that the only information that the Representative has furnished to the Company expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the Prospectus (or any amendment or supplement to the foregoing) are the statements set forth in the third paragraph under the caption "Underwriting," in the second sentence under the caption "Underwriting—No Listing" and in the first paragraph under the caption "Underwriting—Stabilization" in the Preliminary Prospectus Supplement and the Final Prospectus Supplement. The indemnity agreement set forth in this Section 9(b) shall be in addition to any liabilities that each Underwriter may otherwise have.

(c)            Notifications and Other Indemnification Procedures.  Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 9, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party will not relieve the indemnifying party from any liability which it may have to any indemnified party to the extent the indemnifying party is not materially prejudiced as a proximate result of such failure and shall not in any event relieve the indemnifying party from any liability that it may have otherwise than on account of this indemnity agreement. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party's election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 9 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel (together with local counsel), representing the indemnified parties who are parties to such action), which counsel (together with any local counsel) for the indemnified parties shall be selected by Jefferies (in the case of counsel for the indemnified parties referred to in Section 9(a) above) or by the Company (in the case of counsel for the indemnified parties referred to in Section 9(b) above)) or (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party and shall be paid as they are incurred.
(d)            Settlements.  The indemnifying party under this Section 9 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 9(c) hereof, the indemnifying party shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding and does not include an admission of fault or culpability or a failure to act by or on behalf of such indemnified party.

Section 10.                          Contribution.  If the indemnification provided for in Section 9 is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company, and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth on the front cover page of the Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on such cover. The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or the Underwriters, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 9(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in Section 9(c) with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this Section 10; provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 9(c) for purposes of indemnification.
The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 10.
Notwithstanding the provisions of this Section 10, no Underwriter shall be required to contribute any amount in excess of the underwriting discounts and commissions received by such Underwriter in connection with the Securities underwritten by it and distributed to the public. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute pursuant to this Section 10 are several, and not joint, in proportion to their respective underwriting commitments as set forth opposite their respective names on Schedule A. For purposes of this Section 10, each affiliate, director, officer, employee and agent of an Underwriter and each person, if any, who controls an Underwriter within the meaning of the Securities Act or the Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement and each person, if any, who controls the Company within the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as the Company.

Section 11.                          If, on the First Closing Date or any Option Closing Date any one or more of the several Underwriters shall fail or refuse to purchase Securities that it or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate principal amount of the Securities to be purchased on such date, the Representative may make arrangements satisfactory to the Company for the purchase of such Securities by other persons, including any of the Underwriters, but if no such arrangements are made by such date, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the aggregate principal amount of Initial Securities set forth opposite their respective names on Schedule A bears to the aggregate principal amount of Initial Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Representative with the consent of the non-defaulting Underwriters, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the First Closing Date or any Option Closing Date any one or more of the Underwriters shall fail or refuse to purchase Securities and the aggregate principal amount of Securities with respect to which such default occurs exceeds 10% of the aggregate principal amount of Securities to be purchased on such date, and arrangements satisfactory to the Representative and the Company for the purchase of such Securities are not made within 48 hours after such default, this Agreement shall terminate without liability of any party to any other party except that the provisions of Section 4, Section 7, Section 9 and Section 10 shall at all times be effective and shall survive such termination. In any such case either the Representative or the Company shall have the right to postpone the First Closing Date or the applicable Option Closing Date, as the case may be, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement and the Prospectus or any other documents or arrangements may be effected.
As used in this Agreement, the term "Underwriter" shall be deemed to include any person substituted for a defaulting Underwriter under this Section 11. Any action taken under this Section 11 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.
Section 12.                          Termination of this Agreement.  Prior to the purchase of the Initial Securities by the Underwriters on the First Closing Date, this Agreement may be terminated by Jefferies by notice given to the Company if at any time: (i) trading or quotation in any of the Company's securities shall have been suspended or limited by the Commission or by the NYSE, or trading in securities generally on either the NASDAQ or the NYSE shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges; (ii) a general banking moratorium shall have been declared by any of federal or New York authorities; (iii) there shall have occurred any outbreak or escalation of national or international hostilities or any crisis or calamity, or any change in the United States or international financial markets, or any substantial change or development involving a prospective substantial change in United States' or international political, financial or economic conditions, as in the judgment of Jefferies is material and adverse and makes it impracticable to market the Securities in the manner and on the terms described in the Time of Sale Prospectus or the Prospectus or to enforce contracts for the sale of securities; (iv) in the judgment of Jefferies there shall have occurred any Material Adverse Change; or (v) the Company shall have sustained a loss by strike, fire, flood, earthquake, accident or other calamity of such character as in the judgment of Jefferies may interfere materially with the conduct of the business and operations of the Company regardless of whether or not such loss shall have been insured. Any termination pursuant to this Section 12 shall be without liability on the part of (a) the Company to any Underwriter, except that the Company shall be obligated to reimburse the expenses of the Representative and the Underwriters pursuant to Section 4 or Section 7 hereof or (b) any Underwriter to the Company; provided, however, that the provisions of Section 9 and Section 10 shall at all times be effective and shall survive such termination.

Section 13.                          No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, or its stockholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.
Section 14.                          Representations and Indemnities to Survive Delivery.  The respective indemnities, agreements, representations, warranties and other statements of the Company, of its officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of its or their partners, officers or directors or any controlling person, as the case may be, and, anything herein to the contrary notwithstanding, will survive delivery of and payment for the Securities sold hereunder and any termination of this Agreement.
Section 15.                          Notices.  All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:
If to the Representative:	Jefferies LLC 520 Madison Avenue New York, New York 10022 Facsimile: (646) 619-4437 Attention: General Counsel

with a copy to:	Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Facsimile:  (917) 777-3259
 Attention:  Michael J. Zeidel, Esq.
If to the Company:	Aegean Marine Petroleum Network Inc.
10, Akti Kondili
18545, Piraeus Greece
Facsimile:  011 30 (210) 458-6271
 Attention:  General Counsel
with a copy to:    Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Facsimile:  212-901-2110
Attention:  Gary J. Wolfe, Esq.
Any party hereto may change the address for receipt of communications by giving written notice to the others.

Section 16.                          Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto, including any substitute Underwriters pursuant to Section 11 hereof, and to the benefit of the affiliates, directors, officers, employees, agents and controlling persons referred to in Section 9 and Section 10, and in each case their respective successors, and no other person will have any right or obligation hereunder. The term "successors" shall not include any purchaser of the Securities as such from any of the Underwriters merely by reason of such purchase.
Section 17.                          Partial Unenforceability.  The invalidity or unenforceability of any section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph or provision hereof. If any section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.
Section 18.                          Governing Law Provisions; Currency Provisions.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby ("Related Proceedings") may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the "Specified Courts"), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a "Related Judgment"), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. The Company has irrevocably appointed Aegean Oil (USA) LLC, 20 Signal Road, Stamford, Connecticut 06902, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the Borough of Manhattan in the City of New York, United States of America.
With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.
The obligations of any party pursuant to this Agreement in respect of any sum due to any other party shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such other party of any sum adjudged to be so due in such other currency, on which such other party may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such other party in United States dollars hereunder, the party obligated to make such payment agrees as a separate obligation and notwithstanding any such judgment, to indemnify such other party against such loss. If the United States dollars so purchased are greater than the sum originally due to such other party hereunder, such other party agrees to repay an amount equal to the excess of the dollars so purchased over the sum originally due to such other party hereunder.
All payments made by the Company under this Agreement, if any, will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature (other than taxes on net income) imposed or levied by or on behalf of the Republic of the Marshall Islands or the Republic of Greece or any political subdivision or any taxing authority thereof or therein unless the Company is or becomes required by law to withhold or deduct such taxes, duties, assessments or other governmental charges. In such event, the Company will pay such additional amounts as will result, after such withholding or deduction, in the receipt by each Underwriter and each person controlling any Underwriter, as the case may be, of the amounts that would otherwise have been receivable in respect thereof.

Section 19.                          General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.
Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions of Section 9 and the contribution provisions of Section 10, and is fully informed regarding said provisions. Each of the parties hereto further acknowledges that the provisions of Section 9 and Section 10 hereof fairly allocate the risks in light of the ability of the parties to investigate the Company, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, each free writing prospectus and the Prospectus (and any amendments and supplements to the foregoing), as contemplated by the Securities Act and the Exchange Act.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.
Very truly yours,
AEGEAN MARINE PETROLEUM NETWORK INC.
By:	/s/ E. Nikolas Tavlarios Name: E. Nikolas Tavlarios Title: President

[Signature Page to Underwriting Agreement]

The foregoing Underwriting Agreement is hereby confirmed and accepted by the Representative in New York, New York as of the date first above written.
JEFFERIES LLC
By JEFFERIES LLC, as Authorized Representative

By:	/s/ Jeff Pribor Name: Jeff Pribor Title: Managing Director

[Signature Page to Underwriting Agreement]

Schedule A
Underwriters	Principal Amount of Initial Securities to be Purchased	Principal Amount of Option Securities to be Purchased
Jefferies LLC	$37,803,000.00	$5,670,000.00
ABN AMRO Securities (USA) LLC	$1,399,000.00	$210,000.00
Clarkson Capital Markets LLC	$1,399,000.00	$210,000.00
Stifel, Nicolaus & Company, Incorporated	$1,399,000.00	$210,000.00
Total	$42,000,000.00	$6,300,000.00

A-1

Schedule B
Free Writing Prospectuses Included in the Time of Sale Prospectus

Pricing Term Sheet
dated January 13, 2015
Aegean Marine Petroleum Network Inc.
$42,000,000 Aggregate Principal Amount of
 4.00% Convertible Senior Notes due 2018
This term sheet relates only to the notes referenced above ("notes") and should be read together with the preliminary prospectus supplement dated January 12, 2015 (the "preliminary prospectus supplement"), including the documents incorporated by reference therein, and the accompanying prospectus dated August 20, 2013, before making a decision in connection with an investment in the notes. As described below, the notes subject to this offering will be consolidated, form a single series and be fully fungible with the $86.25 million aggregate principal amount of 4.00% Convertible Senior Notes due 2018 outstanding as of the date hereof (the "Outstanding 2018 Notes"). The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.
Issuer:	Aegean Marine Petroleum Network Inc., a Marshall Islands corporation
Ticker/Exchange:	ANW / New York Stock Exchange
Trade Date:	January 13, 2015
Settlement Date:	January 16, 2015
Fungibility:	The notes will be consolidated, form a single series, and be fully fungible with, the Outstanding 2018 Notes.
NYSE Last Reported Sale Price on January 12, 2015:	$14.54 per share
Initial Conversion Price:	Approximately $14.23 per share of common stock
Initial Conversion Rate:
70.2679 shares of common stock per $1,000 aggregate principal amount of notes.  On December 22, 2014, the Company paid a dividend of $0.02 per share to holders of its common stock.  This dividend increase will result in an adjustment to the conversion rate that will be carried forward and taken into account in any future adjustment or will be given effect at the times specified in the indenture governing the notes.

Title of Securities:	4.00% Convertible Senior Notes due 2018 (the "notes")
Aggregate Principal Amount Offered:
$42,000,000 aggregate principal amount of notes (which is $2,000,000 more than previously announced), or a total of $48,300,000 if the underwriters' option to purchase up to an additional $6,300,000 aggregate principal amount of notes (which is $300,000 more than previously announced) is exercised in full.

Price to Public:	111.0%, plus accrued interest, if any, from November 1, 2014
Underwriting Discounts and Commissions:	3.75%
Use of Proceeds:
The Issuer estimates that the net proceeds to the Issuer from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Issuer, will equal approximately $44.6 million (or approximately $51.3 million if the underwriters exercise their option to purchase additional notes in full). The Issuer intends to use the net proceeds for working capital required to fund expansion in the Issuer's existing and new markets.

Maturity:	November 1, 2018, unless earlier converted, redeemed or repurchased
Annual Interest Rate:	4.00%
Interest Payment Dates and Record Dates:
Interest will accrue from November 1, 2014 or from the most recent date on which interest has been paid or provided for, and will be payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2015, to holders of record at the close of business on the preceding April 15 and October 15, respectively.

CUSIP Number:	Y0020Q AA9
ISIN Number:	USY0020QAA95
Sole Book-Running Manager:	Jefferies LLC
Co-Managers:	ABN AMRO Securities (USA) LLC Clarkson Capital Markets LLC Stifel, Nicolaus & Company, Incorporated
Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change:
The following table sets forth the number of additional shares that will be added to the conversion rate per $1,000 principal amount of notes for each stock price and effective date set forth below in certain circumstances in connection with a "make-whole fundamental change" (as defined in the preliminary prospectus supplement):

	Stock Price
Effective Date	$10.35	$12.50	$14.23	$16.50	$19.92	$25.00	$35.00	$50.00	$65.00	$80.00
October 23, 2013	26.3504	18.0968	13.9733	10.4455	7.3037	4.8408	2.6571	1.2632	0.5508	0.1104
November 1, 2014	26.3504	16.5872	12.4596	9.0448	6.1456	4.0040	2.2026	1.0688	0.4852	0.1231
November 1, 2015	26.3504	14.9048	10.7266	7.4327	4.8328	3.0804	1.7071	0.8468	0.3975	0.1175
November 1, 2016	26.3504	13.1336	8.7653	5.5782	3.3635	2.0912	1.1826	0.6010	0.2911	0.0964
November 1, 2017	26.3504	11.2496	6.3204	3.2642	1.6933	1.0508	0.6189	0.3208	0.1577	0.0531
November 1, 2018	26.3504	9.7321	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock price and effective date may not be set forth in the table above, in which case:
•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and the later effective dates, as applicable, based on a 365- or 366-day year, as applicable.
•	If the stock price is greater than $80.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
•	If the stock price is less than $10.35 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased as a result of this section to exceed 96.6183 shares of common stock per $1,000 principal amount of notes, subject to adjustment in the same manner, at the same time and for the same events for which the Issuer must adjust the conversion rate as set forth under "Description of Notes—Conversion Rights—Conversion Rate Adjustments" in the preliminary prospectus supplement.
The Issuer has filed a registration statement, as well as the prospectus supplement and the accompanying prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offerings will arrange to send you the prospectus supplement and accompanying prospectus if you request them by contacting Jefferies LLC (Attn: Equity Syndicate Prospectus Department), 520 Madison Avenue, 2nd Floor, New York, New York 10022, Phone: 1-877-547-6340, Email: Prospectus_Department@Jefferies.com.
This pricing term sheet does not contain a complete description of the notes or the notes offering.  It should be read together with the prospectus supplement and the accompanying prospectus.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA EMAIL OR ANOTHER COMMUNICATION SYSTEM.

Schedule C
Issued and Outstanding Capital Stock or Other Equity or Ownership Interests of Subsidiaries
•	The common stock of Aegean Oil Terminal Corporation, a Marshall Islands corporation, will be pledged as security for its $73,500,000 corporate credit facility.
C-1

Exhibit A
Opinion of Spyros Fokas, General Counsel & Corporate Secretary to the Company

1.            The Company has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction.
2.            The statements set forth in the Company's Annual Report under the captions "Information on the Company—Business Overview—European Union Restrictions" and "—United Kingdom," insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair.
3.            The execution and delivery of the Underwriting Agreement, the Indenture and the Securities by the Company, the performance by the Company of its obligations thereunder and the issuance and sale of the Securities will not result in any violation of the provisions of the charter or by-laws or operating agreement or similar organizational document of the Company or any of its subsidiaries.
4.            Neither the Company nor any of its subsidiaries is in violation of its certificate of incorporation or by-laws or, except as would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, stockholders' equity or results of operations of the Company and its subsidiaries, in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound.
Furthermore, nothing has come to my attention that would cause me to believe that (a) the Registration Statement, at the time the Registration Statement became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (b) the Time of Sale Prospectus, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (c) the Prospectus, as of its date or as amended or supplemented, if applicable, as of the Closing date, contained or contains an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except in each case for the financial statements and financial schedules and other financial data included in the Registration Statement, Time of Sale Prospectus and the Prospectus, as to which I do not express any belief.

A-1

Exhibit B
Form of Lock-up Agreement

January 12, 2015

JEFFERIES LLC
As Representative of the
  Underwriters listed in
  Schedule A to the Underwriting Agreement
c/o Jefferies LLC
520 Madison Avenue
New York, New York 10022

RE:            Aegean Marine Petroleum Network, Inc. (the "Company")

Ladies and Gentlemen:

The undersigned is an owner of record or a beneficial owner of certain shares of common stock, par value $0.01 per share, of the Company ("Shares") or securities convertible into or exchangeable or exercisable for Shares. The Company proposes to conduct a public offering of Convertible Senior Notes due 2018 (the "Offering") that will be convertible into Shares (the "Notes"), and Jefferies LLC. ("Jefferies") will act as the underwriter relating to the Offering to which the Company is a party. The undersigned recognizes that the Offering will be of benefit to the undersigned and will benefit the Company. The undersigned acknowledges that you are relying on the representations and agreements of the undersigned contained in this letter agreement in carrying out the Offering and, at a subsequent date, entering into an Underwriting Agreement with respect to the Offering (collectively, the "Underwriting Agreement") with the Company with respect to the Offering.

In consideration of the foregoing, and for other good and valuable consideration, the receipt of and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that the undersigned will not, (and will cause any spouse or immediate family member of the spouse or the undersigned living in the undersigned's household not to), without the prior written consent of Jefferies LLC (which consent may be withheld in its sole discretion), directly or indirectly, (1) sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, assign transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise dispose of any Shares, options or warrants to acquire Shares, or securities exchangeable or exercisable for or convertible into Shares currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned, their spouse or family members, (2) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of all or any part of the Shares, or securities exchangeable or exercisable for or convertible into Shares currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned regardless of whether any such transaction is to be settled in securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Shares or securities exchangeable or exercisable for or convertible into Shares or any other securities of the Company or (4) or publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date 45 days after the date of the Underwriting Agreement (the "Lock-up Period"); provided, that the foregoing restrictions shall not apply to the transfer of any or all of the Shares owned by the undersigned, either during his lifetime or on death, by gift, will or intestate succession to the immediate family of the undersigned with respect to which the undersigned is the exclusive beneficiary; provided, however, that in any such case, it shall be a condition to such transfer that (A) the transferee executes and delivers to Jefferies LLC an agreement stating that the transferee is receiving and holding the Shares subject to the provisions of this letter agreement, and there shall be no further transfer of such Shares, except in accordance with this letter agreement and (B) no public disclosure and no filing by any party to the transfer (donor, donee, transferor or transferee) under the Exchange Act shall be required nor shall be voluntarily made reporting a reduction in beneficial ownership of the Shares in connection with such transfer or distribution prior to the expiration of the Lock-up Period (as the same may be extended pursuant to the terms hereof).

Notwithstanding anything to the contrary in this Lock-Up Agreement, the undersigned may: (1) sell Shares of Common Stock pursuant to any sales plan, as in effect on the date hereof, in accordance with Rule 10b5-1 promulgated under the Exchange Act if permitted by the Company; or (2) enter into a sales plan in accordance with Rule 10b5-1 promulgated under the Exchange Act if permitted by the Company, provided that no sales may be made pursuant to such plan during the Lock-Up Period, and provided further that that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, and no other public announcement shall be voluntary made, in connection with the entering into such plan during the Lock-Up Period, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transaction during the Lock-Up Period.

The undersigned acknowledges and agrees that written notice by Jefferies to the Company of any extension of the 45-day initial lock-up period will be deemed to have been given to, and received by, the undersigned.  The undersigned further agrees that, if, at the time of a potential transaction or action that is subject to the terms of this letter agreement, the Company's securities are not "actively-traded securities" as defined under Regulation M, 17 CFR 242.101(c)(1), prior to engaging in any transaction or taking any other action that is subject to the terms of this letter agreement during the period from the date of this letter agreement through the close of trading on the date that is the 34th day following the expiration of the 45-day initial lock-up period, the undersigned will give notice thereof to the Company and will not consummate any such transaction or take any such action unless the undersigned has received written confirmation from the Company that the Lock-Up Period has expired.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of Shares or securities convertible into or exchangeable or exercisable for Shares held by the undersigned except in compliance with the foregoing restrictions.

B-1

This letter agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that the undersigned shall be released from all obligations under this letter agreement if: (i) the Company notifies Jefferies that it does not intend to proceed with the Offering, (ii) the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than provisions thereof which survive termination, if any) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, or (iii) the Public Offering Date has not occurred by February 26, 2015.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

________________________________________
Printed Name of Holder

By: _____________________________________
     Signature

________________________________________
Printed Name of Person Signing
(and indicate capacity of person signing if
signing as custodian, trustee, or on behalf
of an entity)

B-2

Exhibit C

Directors and Officers

Peter C. Georgiopoulos

E. Nikolas Tavlarios

Spyros Gianniotis

Spyridon Fokas

George J. Konomos

Konstantine D. Koutsomitopoulos

Yiannis Papanicolaou

John P. Tavlarios

Dimitris Melisanidis

C-1

Exhibit D

Form of CFO Certificate

D-1

January 13, 2015
CHIEF FINANCIAL OFFICER'S CERTIFICATE

Jefferies LLC
520 Madison Avenue
 New York, New York 10022
Ladies and Gentlemen:
In connection with the public offering of 4.00% Convertible Senior Notes due 2018 (the "Securities"), of Aegean Marine Petroleum Network Inc., a corporation existing under the laws of the Republic of the Marshall Islands (the "Company"), pursuant to the Registration Statement on Form F-3 (File No. 333-189813) (the "Registration Statement"), I, Spyros Gianniotis, Chief Financial Officer of the Company, have been asked to deliver this certificate to the Underwriters (the "Underwriters") named in the Company's preliminary prospectus supplement, dated January 12, 2015, relating to the offering of the Securities, which supplements the prospectus, dated August 20, 2013, that is part of the Registration Statement (the "Underwriters"), and, based on my examination of the Company's financial records and schedules undertaken by myself or members of my staff who are responsible for the Company's financial accounting matters, I hereby certify that to the best of my knowledge:
(i)            I, or persons under my supervision, have reviewed each of the numbers identified by the Underwriters on certain pages, identified on Annex A hereto (a) the preliminary prospectus supplement dated January 12, 2015 relating to and forming part of the Registration Statement filed by the Company under the Securities Act of 1933 and relating to the Securities; (b) the Company's Report on Form 6-K dated January 12, 2015; and (c) the Company's Annual Report on Form 20-F for the year ended December 31, 2013.
(ii)            I, or persons under my supervision, have verified each of the numbers on Annex A, which numbers are derived from the Company's books and records.
(iii)            No consolidated financial statements as of any date or for any period subsequent to September 30, 2014, are available.
(iv)            As of the date hereof there were no decreases in consolidated net current assets or stockholders' equity of the Company as compared with amounts shown on the September 30, 2014 unaudited condensed consolidated balance sheet included in the Company's Report on Form 6-K dated January 12, 2015, incorporated by reference in the Registration Statement.
(v)            For the period from October 1, 2014 to the date hereof, there were no decreases, as compared with the corresponding period in the preceding year, in consolidated net revenues or in the total or per-share amounts of income before extraordinary items or of net income.
(vi)            I have reviewed the prospectus, dated August 20, 2013 (the "Base Prospectus"), which forms part of and is included in the Registration Statement, and the preliminary prospectus supplement, dated January 12, 2015, relating to the offering of the Securities (the "Preliminary Prospectus Supplement" and, together with the Base Prospectus and the documents incorporated by reference therein, the "Prospectus") and nothing has come to my attention to cause me to believe that the:  (i) the Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading, (ii) the financial statements, and other financial information included or incorporated by reference in the Prospectus, do not fairly present in all material respects the financial condition, results of operations and cash flow of the Company as of, and for, the periods presented in the Prospectus, and (iii) the financial statements included or incorporated by reference in the Prospectus were not prepared in accordance with accounting principles generally accepted in the United States.
(vii)            Since September 30, 2014, no current or pending event that could be expected to have a material impact on the Company's financial results subsequent to September 30, 2014 or would obligate the Company to file with the Securities and Exchange Commission ("SEC") a Current Report on Form 6-K has come to my attention, other than as previously disclosed in the Company's reports filed or furnished with the SEC prior to the date hereof.
This Certificate is to assist the underwriters in conducting and documenting their investigation of the affairs of the Company in connection with the public offering of the Securities. This Certificate is not to be used, circulated, quoted or otherwise referred to or relied on for any other purpose, except that (i) each of Seward & Kissel LLP and Skadden, Arps, Slate, Meagher & Flom LLP is entitled to rely on this certificate in connection with the opinions that such firms are rendering pursuant to the Underwriting Agreement, dated January 13, 2015 (the "Underwriting Agreement") between the Company and Jefferies LLC, as representative of the underwriters named in Schedule A thereto, and (ii) this Certificate may be referred to in any list of closing documents pertaining to the public offering of the Securities.
[Signature Page Follows]

Very Truly Yours,

Name:	Spyros Gianniotis
Title:	Chief Financial Officer

[Signature page to CFO Certificate ]

Annex A